

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2021

Kimberly Springsteen-Abbott
Chief Executive Officer
Commonwealth Income & Growth Fund IV
4532 US Highway 19, Suite 200
New Port Richey, FL 34652

> **Re: Commonwealth Income & Growth Fund IV**
> **Item 4.01 Form 8-K**
> **Filed February 5, 2021**
> **File No. 333-62526**

Dear Ms. Springsteen-Abbott:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Trade & Services